Exhibit 12.1

Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,		Year Ended December 31,		Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
(In thousands)	2015		2014		2013		2012		2011		2010
Fixed charges:
Interest expense(1)	$82,657		$317,428		$292,637		$261,405		$195,536		$149,056
Interest on investment-type contracts	13,649		57,363		54,839		57,679		50,075		40,412
Rental expense deemed interest	133		629		693		892		1,028		946
Total fixed charges	$96,439		$375,420		$348,169		$319,976		$246,639		$190,414
Earnings before income tax(1)	$1,012,349		$4,490,604		$4,815,619		$4,302,108		$2,950,452		$3,560,097
Add back:
Total fixed charges	96,439		375,420		348,169		319,976		246,639		190,414
Total earnings before income tax and fixed charges	$1,108,788		$4,866,024		$5,163,788		$4,622,084		$3,197,091		$3,750,511
Ratio of earnings to fixed charges	11.5	x	13.0	x	14.8	x	14.4	x	13.0	x	19.7	x

1    Excludes interest expense on income tax liabilities
Amounts prior to 2012 have been adjusted for the adoption of accounting  guidance on January 1, 2012 related to deferred policy acquisition costs.